MDB Capital Group LLC

2425 Cedar Springs Road

Dallas, Texas 75201

July 2, 2018

Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Provention Bio, Inc.
Registration Statement on Form S-1
Registration No. 333-224801

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the underwriter, wish to advise you that 693 copies of the Preliminary Prospectus dated June 12, 2018 were distributed as follows:

●	30 copies to institutions; and
●	663 copies to individuals.

The undersigned has and will, and each dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
MDB CAPITAL GROUP LLC

By:	/s/ Gary Schuman
Name:	Gary Schuman
Title:	CFO & CCO